Exhibit 99.(b)(2)

BAILLIE GIFFORD FUNDS

AMENDMENT NO. 1 TO THE

BY-LAWS

The following amendment to the By-Laws (the “By-Laws”) of Baillie Gifford Funds (the “Trust”) was duly adopted by resolution of a majority of the Board Members of the Trust at a meeting held on September 20, 2023.

1.	Section 1.1 of Article I of the By-Laws is hereby amended and restated to read as follows:

“A principal office of the Trust shall be located in New York, NY. The Trust may have other principal offices within or without New York as the Trustees may determine or as they may authorize.”

The foregoing amendment shall be effective as of the 20th day of September, 2023.